UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On February 21, 2024, SMX (Security Matters) Public Limited Company (the “Company”), issued a press release (the “Press Release”) announcing the closing of its previously announced underwritten public offering of securities (the “Offering”) for gross proceeds of approximately $2.9 million, prior to deducting underwriting discounts and commissions and offering expenses payable by the Company.

As previously disclosed, on February 15, 2024, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with EF Hutton LLC (the “Underwriter”) relating to the public offering of 12,124,666 ordinary shares of the Company (each, an “Ordinary Share,” and collectively, the “Ordinary Shares”), par value $0.0022 per share, at a subscription price per share of $0.24 (the “Firm Shares”). Additionally, the Underwriting Agreement provides that to the extent that the purchase of Firm Shares would cause the beneficial ownership of a purchaser in the Offering, together with its affiliates and certain related parties, to exceed 4.99% of the Ordinary Shares, the Company agrees to issue the Underwriter, for delivery to such purchasers, at the election of the purchasers, a number of Pre-Funded Warrants (the “Pre-Funded Warrants”), which are initially convertible on a 1-for-1 basis into Ordinary Shares, at a price per Pre-Funded Warrant of $0.2378 (100% of the public offering price allocated to each Firm Share less $0.0022).

The Offering closed on February 20, 2024. The Company delivered the Firm Shares (or Firm Share equivalents in the form of Pre-Funded Warrants) to the Underwriter on the same day.

The net proceeds to the Company upon the closing of the Offering, after deducting the underwriting commissions and estimated offering expenses payable by the Company, were approximately $2.66 million. The Company intends to use the net proceeds from the Offering for (i) sales and marketing; (ii) payment of certain outstanding liabilities and working capital; and (iii) digital branding consulting services. The Company entered into various agreements with consultants to provide the marketing and digital branding consulting services, effective as of the closing of the Offering.

Pursuant to the Underwriting Agreement, the Company agreed to pay the Underwriter a cash fee equal to 2.5% of the gross proceeds of the Offering, and also agreed to pay the expenses of the underwriters in connection with the Offering, including Underwriters’ counsel legal fees, in an aggregate of $100,000.

The Company has agreed, subject to certain exceptions, without the prior written consent of the Underwriter, that it will not, for a period of three months after the date of the Underwriting Agreement, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (ii) file or cause to be filed any registration statement with the Securities and Exchange Commission relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company (other than pursuant to a registration statement on Form S-8 for employee benefit plans); or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company.

The Underwriting Agreement contains customary representations, warranties, covenants and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriter, including for liabilities under the Securities Act of 1933, as amended, and other obligations of the parties and termination provisions.

The foregoing description of the Underwriting Agreement and Pre-Funded Warrants do not purport to be complete and are qualified in their entirety by reference to the text of the Underwriting Agreement and form of Pre-Funded Warrant, which are filed as Exhibit 1.1 and Exhibit 4.1, respectively, to this Report on Form 6-K and are incorporated herein by reference. A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

The Firm Shares and the Pre-Funded Warrants were offered and sold by the Company pursuant to a prospectus dated February 15, 2024 and will be filed with the Securities and Exchange Commission (the “SEC”), which is part of the Company’s effective registration statement on Form F-1 (File No. 333-276760) filed with the SEC on January 30, 2024 and amended by pre-effective amendments filed with the SEC prior to effectiveness (the “Registration Statement”).

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any offer, solicitation or sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

A copy of the press release is attached as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

Cautionary Statements Regarding Forward-Looking Statements

This Report on Form 6-K includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “expects,” “intends,” “plans,” “estimates,” “assumes,” “may,” “should,” “will,” “seeks,” or other similar expressions. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results, including those under “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the SEC on May 1, 2023 and in the Registration Statement. Most of these factors are outside the Company’s control and are difficult to predict. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Exhibit Number	Description
1.1	Underwriting Agreement dated February 15, 2024 (incorporated by reference to Exhibit 1.1 of the Company’s Form 6-K filed with the Securities and Commission on February 16, 2024)
4.1	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.14 to the Company’s Registration Statement on Form F-1 (Reg. No. 333-276760), as amended, initially filed with the SEC on February 8, 2024).
99.1	Press release dated February 21, 2024
104	Cover Page Interactive Data (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 21, 2024

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer